UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-31705
NOTIFICATION OF LATE FILING	CUSIP NUMBER 37445J103

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

	For Period Ended:			September 30, 2023

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GHST World Inc.
Full Name of Registrant.

Not applicable.
Former Name if Applicable

667 Madison Avenue 5th Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10065
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The registrant is unable to file its quarterly report for the fiscal quarter ended September 30, 2023, within the prescribed time period without unreasonable effort or expense due to the registrant’s limited personnel and resources.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Constantine Christakis	(561)	302-6158
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes			☐	No	☑
As previously disclosed in the registrant’s Current Report on Form 8-K, as amended on October 10, 2023, the registrant’s financial statements contained in its previously filed quarterly reports on the Form 10-Q for the fiscal periods ended December 31, 2021, contained in the Company’s Form 10-Q filed on February 14, 2022; March 31, 2022 contained in the Company’s Form 10-Q filed on May 13, 2022; September 30, 2022, contained in the Company’s Form 10-Q filed on November 14, 2022; December 31, 2022, contained in the Company’s Form 10-Q filed on February 14, 2023; and March 31, 2023, contained in the Company’s Form 10-Q filed on May 12, 2023, were impacted by certain material accounting adjustments such that those financial statements should no longer be relied upon.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes			☐	No	☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GHST World Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2023	By:	/s/Edoardo Riboli
Edoardo Riboli Chief Executive Officer